UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 1Q10 PASSENGER TRAFFIC DOWN 3.63% YOY

México D.F., April 22, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended March 31, 2010.

1Q10 Highlights1:

·	EBITDA2 decreased by 2.88% to Ps.666.00 million

·	Total passenger traffic was down 3.63%

·	Total revenues declined by 1.45% due to declines of 2.49% in non-aeronautical revenues and 0.90% in aeronautical revenues

·	Commercial revenues per passenger declined by 0.79% to Ps.60.15.

·	Operating profit declined by 4.01%

·	EBITDA margin declined to 68.63% compared with 69.64% in 1Q09

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-month period ended March 31, 2010, and the equivalent three-month period ended March 31, 2009. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.3306.

2.
EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 1Q10, Page 1 of 13

Passenger Traffic

For the first quarter of 2010, total passenger traffic declined year-over-year by 3.63%. International passenger traffic declined by 3.52% while domestic passenger traffic declined by 3.86%.

The 3.52% decline in international passenger traffic resulted mainly from a decline of 4.03% in international traffic at the Cancún airport. The 3.86% decline in domestic passenger traffic resulted mainly from declines of 35.09% 23.19%, 19.93%, 11.77% and 12.61% in domestic traffic at the Cozumel, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively.

On April 28, 2009 the World Health Organization announced the outbreak of the H1N1 Influenza in Mexico. Mainly as a result of the outbreak and the global recession, total year-over-year passenger traffic declined 2.1% in April, 50.7% in May, 28.4% in June, 16.7% in July, 12.8% in August, 10.7% in September, 7.2% in October, 7.1% in November and 4.1% in December 2009. During 2010, total passenger traffic declined by 4.6% in January, 6.9% in February and increased 0.2% in March.

Table I: Domestic Passengers (in thousands)
Airport	1Q09	1Q10	% Change
Cancún	656.0	691.4	5.40
Cozumel	17.1	11.1	(35.09)
Huatulco	83.0	75.3	(9.28)
Mérida	239.0	250.1	4.64
Minatitlán	35.1	31.0	(11.68)
Oaxaca	137.1	105.3	(23.19)
Tapachula	57.2	45.8	(19.93)
Veracruz	207.3	182.9	(11.77)
Villahermosa	188.0	164.3	(12.61)
TOTAL	1,619.8	1,557.2	(3.86)
Note:     Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	1Q09	1Q10	% Change
Cancún	2,993.6	2,873.1	(4.03)
Cozumel	131.8	136.4	3.49
Huatulco	41.9	43.0	2.63
Mérida	25.5	26.5	3.92
Minatitlán	0.9	1.3	44.44
Oaxaca	18.1	15.3	(15.47)
Tapachula	1.0	1.0	-
Veracruz	15.7	17.0	8.28
Villahermosa	11.5	12.4	7.83
TOTAL	3,240.0	3,126.0	(3.52)
Note:     Passenger figures exclude transit and general aviation passengers.

ASUR 1Q10, Page 2 of 13

Table III: Total Passengers (in thousands)
Airport	1Q09	1Q10	% Change
Cancún	3,649.6	3,564.5	(2.33)
Cozumel	148.9	147.5	(0.94)
Huatulco	124.9	118.3	(5.28)
Mérida	264.5	276.6	4.57
Minatitlán	36.0	32.3	(10.28)
Oaxaca	155.2	120.6	(22.29)
Tapachula	58.2	46.8	(19.59)
Veracruz	223.0	199.9	(10.36)
Villahermosa	199.5	176.7	(11.43)
TOTAL	4,859.8	4,683.2	(3.63)
Note:     Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q10

Total revenues for 1Q10 declined year-over-year by 1.45% to Ps.970.4 million. This was mainly due to declines of:

·	0.90% in revenues from aeronautical services principally as a result of the 3.63% decline in passenger traffic; and

·	2.49% in revenues from non-aeronautical services reflecting the 3.74% decline in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues declined by 3.74% year-over-year during the quarter, principally reflecting the decline in passenger traffic. There were declines in revenues in the following activities:

·	11.84% in duty-free stores;

·	31.95% in advertising;

·	21.66% in teleservices;

·	10.30% in parking lot fees;

·	3.68% in food and beverage; and

·	5.99% in other revenues.

These declines were partially offset by revenue increases of:

·	15.67% in car rentals;

·	9.41% in ground transportation;

·	3.94% in retail operations; and

·	52.30% in banking and currency exchange services.

ASUR 1Q10, Page 3 of 13

New Retail and Other Commercial Space
Business Name	Type	Opening Date
Cancún
Mas Business	Gift shop	April 2009
Budget	Car rental company	October 2009
Mérida
Rent A Matic Itza	Car rental company	April 2009
Tapachula
Hertz	Car rental company	June 2009
Veracruz
Avis	Car rental company	June 2009

Total operating costs and expenses for 1Q10 increased 1.51% year over year. This was primarily due to the following increases:

·	38.31% in administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas of Cancún airport to corporate;

·	0.88% in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets;

·	3.80% in concession fees paid to the Mexican government, mainly due to an increase in the taxable base (a factor in the calculation of the fee).

These increases were partially offset by the following declines:

·	3.07% in cost of services, mainly reflecting lower labor costs due to the reassignment in 3Q09 of employees from certain operating areas at Cancun airport to corporate; and

·	2.88% in the technical assistance fee paid to ITA, reflecting the decline in EBITDA for the quarter (a factor in the calculation of the fee).

Operating margin for the quarter declined to 52.17% from 53.56% in 1Q09. This was mainly the result of the 1.45% decline in revenues and the 1.51% increase in operating costs and expenses during the period.

Comprehensive Financing Cost for 1Q10 declined year-on-year by Ps.41.44 million. During 1Q09 ASUR reported interest income of Ps.29.0 million and an exchange rate gain of Ps.7.4 million. During 1Q10, the Company reported an exchage rate loss of Ps.7.2 million and net interest income of Ps.2.2 million. Net interest income resulted from interest income of Ps.12.4 million, accrued interest of Ps.8.8 million, and a mark to market loss in its interest rate swap of Ps.1.4 million.

ASUR 1Q10, Page 4 of 13

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 1Q10 declined by 40.68%, or Ps.86.29 million year-on-year, principally due to the following factors:

·
During 1Q10, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.46.0 million. Of these payments, Ps.2.1 million was recorded as an expense and Ps.43.9 million which resulted mainly from Cancún airport who caused income tax during the quarter was recorded as an asset since ASUR expects that under the current tax law it will recover or credit these taxes against income taxes. During 1Q10 ASUR’s provision for IETU decreased by Ps.73.5 million because during the quarter Cancún airport caused income tax rather than IETU, as it did in 2009.

·	A Ps.75.4 million increase in provision for income taxes in 1Q10, principally reflecting that, since 2010, Cancún airport pays income tax rather than IETU.

·	A decline in deferred income taxes during 1Q10 as a result of the recognition of the tax loss carry forward at Cancún airport since it began generating deferred income taxes in 2010.

Net income for 1Q10 increased 9.87% to Ps.375.46 million from Ps.341.73 million in 1Q09. Earnings per common share for the quarter were Ps.1.2515, or earnings per ADS (EPADS) of US$1.0150 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.1391, or EPADS of US$0.9238, for the same period last year.

   Table IV: Summary of Consolidated Results for 1Q10
	1Q09	1Q10	% Change
Total Revenues	984,692	970,426	(1.45)
Aeronautical Services	645,242	639,444	(0.90)
Non-Aeronautical Services	339,450	330,982	(2.49)
Commercial Revenues	298,620	287,449	(3.74)
Operating Profit	527,435	506,283	(4.01)
Operating Margin %	53.56%	52.17%	(2.59%)
EBITDA	685,759	666,003	(2.88)
EBITDA Margin %	69.64%	68.63%	(1.45%)
Net Income	341,728	375,458	9.87
Earnings per Share	1.1391	1.2515	9.87
Earnings per ADS in US$	0.9238	1.0150	9.87
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.3306.

ASUR 1Q10, Page 5 of 13

 Table V: Commercial Revenues per Passenger for 1Q10
	1Q09	1Q10	% Change
Total Passengers (‘000)	4,926	4,780	(2.96)
Total Commercial Revenues	298,620	287,449	(3.74)
Commercial revenues from direct operations (1)	54,769	51,410	(6.13)
Commercial revenues excluding direct operations	243,851	236,039	(3.20)

Total Commercial Revenue per Passenger	60.62	60.15	(0.79)
Commercial revenue from direct operations per passenger (1)	11.12	10.76	(3.24)
Commercial revenue per passenger (excluding direct operations)	49.50	49.39	(0.22)
Note:	For purposes of this table, approximately 66,800 and 96,600 transit and general aviation passengers are included for 1Q09 and 1Q10, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

  Table VI:                                Operating Costs and Expenses for 1Q10
	1Q09	1Q10	% Change
Cost of Services	190,306	184,473	(3.07)
Administrative	27,843	38,508	38.31
Technical Assistance	36,093	35,053	(2.88)
Concession Fees	44,692	46,389	3.80
Depreciation and Amortization	158,324	159,720	0.88
TOTAL	457,258	464,143	1.51
    Note: Figures in nominal pesos.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q1009 were Ps.703.03 million, resulting in an annual average tariff per workload unit of Ps.145.86. ASUR’s regulated revenues accounted for approximately 72.45% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 1Q10, Page 6 of 13

Balance Sheet

On March 31, 2010, Airport Facility Usage Rights and Airport Concessions represented 78.71% of the Company’s total assets, with current assets representing 15.44% and other assets representing 5.85%.

Cash and marketable securities on March 31, 2010 were Ps.1,331.45 million, a 31.57% decline from Ps.1,945.75 million on March 31, 2009. This was mainly the result of a Ps.1,884 million cash dividend paid in 2Q09 and bank loans incurred for Ps.600.00 million pesos.

Shareholder’s equity at the close of 4Q09 was Ps.14,233.15 million and total liabilities were Ps.2,914.08 million, representing 83.00% and 17.00% of total assets, respectively. Total deferred liabilities represented 73.23% of the Company’s total liabilities.

Total bank debt at March 31, 2010 was Ps.495.71 million. This reflects borrowings of Ps.600.00 million incurred in May and June 2009, total principal payments of 109.9  million made in 4Q09 and 1Q10, and interest payable Ps.4.8 million generared during 1Q10. In May 2009 ASUR entered into a Ps.750 million three-year credit agreement with a group of three banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio, or TIIE, and quarterly principal payments.

During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge was Ps.1.40 million.

Capital Expenditures

During 1Q10, ASUR made investments of Ps.94.31 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Accounting Pronouncements

In December 2009, the Mexican Council for the Investigation and Development of Financial Information Norms, or CINIF, issued a series of NIFs and Interpretations to the Financial Reporting Standards (“INIFs”) which went into effect for reporting periods starting January 1, 2010, with the exception of INIF 18 which went into effect on December 7, 2009, and NIFs B-5 and B-9, which will become effective from January 1, 2011. ASUR believes that these NIFs and INIFs will not have a significant impact on the Company’s financial information, with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts. ASUR is in the process of determining the applicability of this INIF.

ASUR 1Q10, Page 7 of 13

1Q10 Earnings Conference Call

Day:	Friday, April 23, 2010

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888-713-4217 (US & Canada) and 617-213-4869
(International & Mexico)

Access Code:	13535101

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=P8PVG7RC3
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:	Starting Friday, April 23, 2010 at 1:00 PM US ET, ending at midnight US ET on Friday, April 30, 2010. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 15826532.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.
ASUR 1Q10, Page 8 of 13

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q10, Page 9 of 13

ASUR 1Q10, Page 10 of 13

ASUR 1Q10, Page 11 of 13

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2010 and 2009

Thousands of Mexican pesos

Item	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Revenues						
Aeronautical Services	645,242	639,444	(0.90)	645,242	639,444	(0.90)
Non-Aeronautical Services	339,450	330,982	(2.49)	339,450	330,982	(2.49)
Total Revenues	**984,692**	**970,426**	**(1.45)**	**984,692**	**970,426**	**(1.45)**
Operating Expenses						
Cost of Services	190,306	184,473	(3.07)	190,306	184,473	(3.07)
General and Administrative Expenses	27,843	38,508	38.31	27,843	38,508	38.31
Technical Assistance	36,093	35,053	(2.88)	36,093	35,053	(2.88)
Concession Fee	44,692	46,389	3.80	44,692	46,389	3.80
Depreciation and Amortization	158,324	159,720	0.88	158,324	159,720	0.88
Total Operating Expenses	**457,258**	**464,143**	**1.51**	**457,258**	**464,143**	**1.51**
Operating Income	**527,435**	**506,283**	**(4.01)**	**527,435**	**506,283**	**(4.01)**
Comprehensive Financing Cost	36,431	(5,009)	(113.75)	36,431	(5,009)	(113.75)
Non-Ordinary Item						
Non-Ordinary Item	10,033	5	(99.95)	10,033	5	(99.95)
Income Before Income Taxes	**553,833**	**501,269**	**(9.49)**	**553,833**	**501,269**	**(9.49)**
Provision for IETU	75,586	2,116	(97.20)	75,586	2,116	(97.20)
Provision for Income Tax	23,708	99,064	317.85	23,708	99,064	317.85
Provision for Asset Tax	9,472	-	(100.00)	9,472	-	(100.00)
Deferred Income Taxes	101,408	23,614	(76.71)	101,408	23,614	(76.71)
Deferred IETU	1,931	1,017	(47.33)	1,931	1,017	(47.33)
Net Income for the Year	**341,728**	**375,458**	**9.87**	**341,728**	**375,458**	**9.87**
Earning per share	**1.1391**	**1.2515**	**9.87**	**1.1391**	**1.2515**	**9.87**
Earning per American Depositary Share (in U.S. Dollars)	**0.9238**	**1.0150**	**9.87**	**0.9238**	**1.0150**	**9.87**
Exchange rate per dollar Ps. 12.3306

ASUR 1Q10, Page 12 of 13

ASUR 1Q10, Page 13 of 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 23, 2010